Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2009 and DECEMBER 31, 2008

(Expressed in thousands of U.S. Dollars - except share data)

	March 31, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$337,972	$312,169
Restricted cash	6,227	7,581
Accounts receivable, net	13,355	16,596
Insurance claims	4,208	7,286
Due from related companies	10,618	4,923
Advances and other	7,155	8,329
Inventories	12,307	10,919
Prepaid insurance and other	4,230	2,978
Current portion of financial instruments	277	—

Total current assets	396,349	370,781

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS, net of current portion	590	—
FIXED ASSETS
Advances for vessels under construction	54,670	53,715

Vessels	2,469,090	2,468,472
Accumulated depreciation	(335,984)	(312,983)

Vessels’ Net Book Value	2,133,106	2,155,489

Total fixed assets	2,187,776	2,209,204

DEFERRED CHARGES, net	19,380	21,332

Total assets	$2,605,095	$2,602,317

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$91,805	$91,805
Payables	32,999	27,960
Due to related companies	26	197
Dividend declared	31,374	—
Accrued liabilities	22,819	24,497
Accrued bank interest	15,512	14,656
Unearned revenue	14,533	14,709
Current portion of financial instruments	22,582	15,664

Total current liabilities	231,650	189,488

LONG-TERM DEBT, net of current portion	1,400,534	1,421,824

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	64,202	75,890

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at March 31, 2009 and December 31, 2008.	37,671	37,671
Additional paid-in capital	265,978	265,932
Retained earnings	686,589	693,511

	990,238	997,114

Cost of treasury stock (757,800 and 526,700 shares)	18,063	14,217

	972,175	982,897
Accumulated other comprehensive loss	(68,674)	(72,239)
Noncontrolling interest	5,208	4,457

Total stockholders’ equity	908,709	915,115

Total liabilities and stockholders’ equity	$2,605,095	$2,602,317

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2009	2008
VOYAGE REVENUES:	$126,311	$136,743

EXPENSES:
Commissions	5,086	4,509
Voyage expenses	15,088	16,561
Charter hire expense	—	4,140
Vessel operating expenses	37,901	32,792
Depreciation	23,001	20,327
Amortization of deferred dry-docking costs	1,784	1,657
Management fees	3,274	2,912
General and administrative expenses	1,460	992
Stock compensation expense	46	1,345
Foreign currency (gains)/losses	(199)	432
Amortization of deferred gain on sale of vessels	—	(792)
Gain on sale of vessels	—	(34,565)

Total expenses	87,441	50,310

Operating income	38,870	86,433

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(15,106)	(23,838)
Interest income	1,331	2,189
Other, net	108	149

Total other expenses, net	(13,667)	(21,500)

Net income	25,203	64,933

Less: Net (income)/loss attributable to the noncontrolling interest	(751)	196

Net income attributable to Tsakos Energy Navigation Limited	$24,452	$65,129

Earnings per share attributable to Tsakos Energy Navigation Limited common shareholders:

Basic	$0.66	$1.72

Diluted	$0.66	$1.70

Weighted average number of shares outstanding:

Basic	37,048,134	37,930,715

Diluted	37,320,168	38,284,385

The accompanying condensed notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total

					Shares	Amount

BALANCE, January 1, 2008		$38,059	$273,036	$567,220			$(23,775)	$854,540	$3,391	$857,931

Net income	64,933			65,129				65,129	(196)	64,933

- Repurchase and cancellation of common stock (265,600 shares)		(266)	(1,641)	(6,354)				(8,261)		(8,261)

- Cash dividends declared ($0.90 per share)				(33,936)				(33,936)		(33,936)

- Fair value of financial instruments	(21,423)						(21,423)	(21,423)		(21,423)

- Amortization of restricted share units			1,345					1,345		1,345

Comprehensive income	$43,510

BALANCE, March 31, 2008		$37,793	$272,740	$592,059			$(45,198)	$857,394	$3,195	$860,589

BALANCE, January 1, 2009		$37,671	$265,932	$693,511	526,700	(14,217)	$(72,239)	$910,658	$4,457	$915,115

Net income	25,203			24,452				24,452	751	25,203

- Purchases of Treasury stock (231,100 shares)					231,100	(3,846)		(3,846)		(3,846)

- Cash dividends declared ($0.85 per share)				(31,374)				(31,374)		(31,374)

- Fair value of financial instruments	3,565						3,565	3,565		3,565

- Amortization of restricted share units			46					46		46

Comprehensive income	$28,768

BALANCE, March 31, 2009		$37,671	$265,978	$686,589	757,800	(18,063)	$(68,674)	$903,501	$5,208	$908,709

The accompanying condensed notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Expressed in thousands of U.S. Dollars)

	2009	2008
Cash Flows from Operating Activities:

Net income	$25,203	$64,933
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,001	20,327
Amortization of deferred dry-docking costs	1,784	1,657
Amortization of loan fees	206	238
Amortization of deferred income	—	(792)
Amortization of restricted share units	46	1,345
Change in fair value of interest rate swaps	(2,071)	6,608
Gain on sale of vessels	—	(34,565)
Payments for dry-docking	—	(2,142)
(Increase) Decrease in:
Receivables	1,798	8,995
Inventories	(1,388)	736
Prepaid insurance and other	(1,252)	(1,496)
Increase (Decrease) in:
Payables	4,868	18
Accrued liabilities	(823)	4,167
Unearned revenue	(176)	(1,145)

Net Cash provided by Operating Activities	51,196	68,884

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(955)	(1,291)
Vessel acquisitions and/or improvements	(618)	(26,020)
Proceeds from sale of vessels	—	62,100

Net Cash (used in)/provided by Investing Activities	(1,573)	34,789

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	24,296
Financing costs	(38)	(163)
Payments of long-term debt	(21,290)	(10,940)
Increase in restricted cash	1,354	2,050
Repurchase and cancellation of common stock	—	(8,261)
Purchase of treasury stock	(3,846)	—

Net Cash (used in)/provided by Financing Activities	(23,820)	6,982

Net increase in cash and cash equivalents	25,803	110,655
Cash and cash equivalents at beginning of period	312,169	181,447

Cash and cash equivalents at end of period	$337,972	$292,102

The accompanying condensed notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The consolidated balance sheet as of December 31, 2008 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements. The 2008 financial information has been recast to reflect the adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51.”

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

1. (a)	Newly adopted accounting principles

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 160, Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin (“ARB”) No. 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. SFAS No. 160 requires, among other items, that a non controlling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and non-controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of SFAS No. 160 were applied retrospectively. The 2008 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information.

Effective January 1, 2009, the Company adopted SFAS 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133, which amends and expands the disclosure requirements of FAS 133, Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS 161 requires

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. (a)	Newly adopted accounting principles (continued)

qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. FAS 161 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Effective January 1, 2009 the Company adopted the remaining provisions of SFAS 157, and our adoption did not have a material effect on our condensed consolidated statement of financial position, results of operations or cash flows. In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS157-4”), which provides additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. We will be required to adopt the principles of FSP FAS 157-4 in the second quarter of 2009. We do not expect the adoption to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2009	2008
Tsakos Shipping and Trading S.A. (commissions)	1,582	1,676
Tsakos Energy Management Limited (management fees)	3,181	2,838
Argosy Insurance Company Limited	2,143	1,765
AirMania Travel S.A.	140	338

Total expenses with related parties	7,046	6,617

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

Balances due from and to related parties are as follows:

	March 31, 2009	December 31, 2008
Due from related parties
Tsakos Shipping and Trading S.A.	2,585	2,670
Argosy Insurance Company Limited	8,033	2,253

Total due from related parties	10,618	4,923

Due to related parties
Tsakos Energy Management Limited	15	162
AirMania Travel S.A.	11	35

Total due to related parties	26	197

(a)	Tsakos Energy Management Limited: Tsakos Energy Navigation Limited (the “Holding Company” has a Management Agreement (“Management Agreement”) with Tsakos Energy Management Limited (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. From January 1, 2008, monthly management fees for operating vessels were $23 per owned vessel and $17 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2009, monthly fees for operating vessels are $23.7 and $17.5, respectively.

The Holding Company and Tsakos Energy Management Limited have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of Tsakos Energy Management Limited. Tsakos Energy Management Limited may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management Limited would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at March 31, 2009 to pay Tsakos Energy Management Limited an amount of approximately $133,000 calculated in accordance with the terms of the Management Agreement. Under the terms of same the Management Agreement, the Holding Company may terminate the agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued):

Estimated future management fees payable over the next ten years under the management agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at March 31, 2009, are:

Period/Year	Amount

April to December 2009	10,460
2010	14,115
2011	14,146
2012	14,146
2013 to 2019	88,961

141,828

Management fees for vessels are included in the accompanying consolidated statements of income. Also, under the terms of the Management Agreement, Tsakos Energy Management Limited provides supervisory services for the construction of new vessels for a monthly fee of $17.5 per vessel in 2009 and $17 in 2008. These fees in total amounted to $210 and $371 during the three months ended March 31, 2009 and 2008, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management Limited has appointed Tsakos to provide technical management to the Company’s vessels. Tsakos, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos and of Tsakos Energy Management Limited and are also shareholders of the Holding Company.

Tsakos Energy Management Limited, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels.

Tsakos also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos by the Company have been netted-off against amounts due from Tsakos for advances made, and the net amount is included in Due from related Companies.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

There were no scheduled deliveries in the first quarter of 2009. The Company paid $955 for the four vessels which are under construction.

Sales

No sales of vessels took place in the first quarter of 2009. In February 2008, the Company sold the aframax tanker Olympia for $62,100 resulting in capital gains of $34,565.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount

April to December 2009	185,367
2010	152,011
2011	58,025
2012	25,440
2013 and thereafter	15,873

Net minimum charter payments	436,716

These amounts do not assume any off-hire.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $15,397 at March 31, 2009 and $17,181 at December 31, 2008, and loan fees, net of accumulated amortization, amounted to $3,983 at March 31, 2009 and $4,151 at December 31, 2008. Amortization of deferred dry-docking costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in Interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Long-Term Debt

Facility	March 31, 2009	December 31, 2008
(a) Credit Facilities	1,341,114	1,361,623
(b) Term Loans	151,225	152,006

Total	1,492,339	1,513,629
Less – current portion	(91,805)	(91,805)

Long-term portion	1,400,534	1,421,824

(a)	Credit facilities

As at March 31, 2009, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at March 31, 2009 is $46,728. Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2009, interest on these facilities ranged from 1.50% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2009 amounted to $151,225. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and October 2018. Interest rates on the outstanding loans as at March 31, 2009, are based on LIBOR plus a spread. At March 31 2009, interest on these term bank loans ranged from 2.41% to 4.76%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2009	3.90%
Three months ended March 31, 2008	5.61%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Long-Term Debt (continued)

Loan movements for credit facilities and term loans throughout three months ended March 31, 2009:

Loan	Origination Date	Original Amount	Balance at January 1, 2009	Repaid	Balance at March 31, 2009
12-year term loan	2002	30,500	19,125	—	19,125
Credit facility	2005	250,000	124,185	6,317	117,868
Credit facility	2005	220,000	186,765	—	186,765
Credit facility	2006	275,000	234,750	8,050	226,700
Credit facility *	2004	179,384	126,219	3,842	122,377
Credit facility	2005	220,000	121,500	—	121,500
Credit facility	2006	371,010	327,270	—	327,270
10-year term loan	2004	71,250	44,531	781	43,750
Credit facility	2006	70,000	56,250	—	56,250
Credit facility	2007	120,000	104,984	—	104,984
10-year term loan	2007	88,350	88,350	—	88,350
Credit facility	2007	82,000	79,700	2,300	77,400

Total			1,513,629	21,290	1,492,339

*	This loan includes a fixed interest rate portion amounting to $102,178 as at March 31, 2009.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Long-Term Debt (continued)

The annual principal payments required to be made after March 31, 2009, including balloon payments totaling $675,879 due through August 2019, are as follows:

Period/Year	Amount

April to December, 2009	70,515
2010	102,679
2011	105,195
2012	105,195
2013 and thereafter	1,108,755

1,492,339

6.	Deferred Income

In 2003 the Company sold two suezmaxes and time-chartered the vessels back from the buyer for a minimum period of five years with options to buy the vessels at the end of the period at $47,500 each. The options to repurchase the vessels were declared on April 7, 2008, and the vessels were redelivered in October and November 2008, respectively.

An unamortized balance resulting from the original sale of the vessels amounted to $2,626 at December 31, 2007, of which $1,993 was capitalized at the date the Company decided to re-purchase the vessels and later netted off against the re-purchase price of the vessels. Lease payments relating to the time charters of the vessels were $4,140 in the first quarter of 2008, and are recorded in Charter hire expense.

7.	Interest and Finance Costs, net

	2009	2008
Interest expense	17,496	18,650
Less: Interest capitalized	(571)	(1,774)

Interest expense, net	16,925	16,876

Amortization of loan fees	206	238
Bank charges	42	116

Sub-total	17,173	17,230

Amortization of deferred loss on termination of financial instruments	—	1,132
Change in fair value of non-hedging financial instruments	(2,067)	5,476

Sub-total	(2,067)	6,608

Net total	15,106	23,838

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

As of March 31, 2009, the Company was committed to twelve floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $916,534 on which it pays fixed rates averaging 4.76% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”). (See Note 13).

During the first quarter of 2008, three non-hedging and one hedging interest rate swap agreements reached maturity, and the Company terminated four non-hedging interest rate swap agreements at an aggregated loss of $1,132.

As at March 31, 2009, the Company held ten interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of March 31, 2009 and December 31, 2008 in aggregate amounted to $70,283 (negative) and $73,849 (negative), respectively.

At March 31, 2009, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first quarter of 2009 have been included in change in fair value of non-hedging financial instruments, in the table above.

During March 2009, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of March 31, 2009 was $867 (positive), and it is included in Interest and finance costs, net as it does not meet the hedging criteria.

8.	Stockholders’ Equity

During the first quarter 2009, the Company purchased 231,100 shares as treasury stock at a cost of $3,846. In the first quarter of 2008, 265,600 shares were repurchased and cancelled, at a cost of $8,261. The transactions were open market based through the New York Stock Exchange.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards, including restricted share units (RSUs), to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

Movements under this plan are as follows:

	No of RSUs Granted	No of RSUs Forfeited	No of RSUs Vested	Balance of Non-Vested RSUs
December 31, 2008	605,650	(11,000)	(311,650)	283,000
Granted March 17, 2009	11,800	—	—	11,800

March 31, 2009	617,450	(11,000)	(311,650)	294,800

The balance of 283,000 RSUs outstanding as at December 31, 2008 and March 31, 2009 vest on December 31, 2010. The 11,800 RSUs issued on March 17, 2009 vest on May 29, 2010.

Total compensation expense recognized in the quarter ended March 31, 2009 and 2008 amounted to $46 and $1,345 respectively. As at March 31, 2009, the total compensation cost related to the non-vested RSUs not yet recognized is $440 ($1,019 at December 31, 2008) and the weighted average remaining contractual life of outstanding grants is 1.7 years.

In the first quarter 2009 and 2008, Accumulated other comprehensive income increased with unrealized gains of $3,565 and decreased with unrealized losses of $21,423, respectively, that resulted from the changes in the fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the grants of RSUs (See Note 8) using the treasury stock method.

	2009	2008

Net income attributable to TEN LTD	$24,452	$65,129

Weighted average common shares outstanding	37,048,134	37,930,715

Dilutive effect of RSUs	272,034	353,670

Weighted average common shares – diluted	37,320,168	38,284,385

Basic earnings per common share	$0.66	$1.72
Diluted earnings per common share	$0.66	$1.70

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Earnings per Common Share (continued)

For the first quarter 2009 and 2008, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 11,800, 585,650 and 20,000 shares of restricted common stock granted in 2009, 2007 and 2006, respectively were considered dilutive and are included in the computation.

10.	Noncontrolling interest in Subsidiary

An affiliate of Flota Petrolera Ecuatoriana (Flopec), owns 49% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. Mare Success S.A. is fully consolidated in the accompanying financial statements.

11.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

12.	Commitments and Contingencies

As at December 31, 2008, the Company had under construction four aframax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at March 31, 2009 was $194,289. Scheduled payments as of March 31, 2009 are $109,029 in the remaining period of 2009 and $85,260 in 2010.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2009, AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 5 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash, trade accounts receivable, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $114,580 as compared to its carrying amount of $102,178 (Note 5). The fair values of the one long-term bank loan with a fixed interest rate, and the interest rate swap and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FAS 157 “Fair Value Measurements” and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

14.	Subsequent Events

On July 13, 2009 the Company drew down $35,750, on a newly arranged loan, relating to the delivery of the aframax newbuilding Ise Princess on July 17, 2009.